FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 24, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

PRESS RELEASE

MTS RECEIVES A 3G LICENSE IN UZBEKISTAN

MOSCOW, RUSSIAN FEDERATION — APRIL 24, 2007 — MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES THAT THE COMPANY RECEIVED A 3G (UMTS) LICENSE IN UZBEKISTAN.

The Communications and Information Agency of Uzbekistan allocated a 3G license to MTS Uzbekistan. The license is valid for the entire territory of the country and is valid until the end of 2016.

MTS is planning to begin developing its 3G network in Uzbekistan this year after completing a tender to choose an equipment supplier.

The 3G network will compliment the existing GSM network in the country. Subscribers finding themselves outside the 3G network’s coverage will automatically switch to GSM network.

“We welcome the decision of the Communications and Information Agency of Uzbekistan to allocate the Company a 3G license. MTS is a leader in the country’s wireless market and plays a vital part in the development of the telecommunications market in Uzbekistan. The launch of 3G will allow subscribers to use high-tech and innovative services coupled with high service quality and level of customer service,” commented President and CEO of MTS, Leonid Melamed.

3G network will be launched in the major cities, where there is effective demand and a need to increase network capacity. The Company is planning to launch its 3G network in 2008 in Tashkent followed by Samarkand, Bukhara and Andijan.

“Currently the development of traditional Internet technologies is limited by the low fixed-line penetration levels. Therefore, broadband access to the Internet and new services using 3G will satisfy the increasing needs of the country’s subscribers,” highlighted Head of MTS Uzbekistan, Bekhzod Akhmedov.

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For further information, please contact:
Mobile TeleSystems, Moscow	Investor Relations
Tel: +7 495 223 2025
E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 74.16 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the

WWW.MTSGSM.COM

occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Leonid Melamed
		Name:	Leonid Melamed
		Title:	CEO

Date: April 24, 2007